

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 19, 2011

<u>Via E-mail</u>
Isa Odidi
Chief Executive Officer
Intellipharmaceutics International Inc.
30 Worcester Road
Toronto, Ontario, Canada M9W 5X2

       Re: **Intellipharmaceutics International Inc.**
              Annual Report on Form 20-F
              Filed May 31, 2011
              File No. 000-53805

Dear Dr. Odidi:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                 Sincerely,

                                 /s/ Bryan J. Pitko for

                                 Jeffrey Riedler
                                 Assistant Director

cc: Richard DiStefano, Esq.
        Blank Rome LLP
        The Chrysler Building
        405 Lexington Avenue
        New York, NY 10174-0208